

SECURITI )N

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SEC FILE NUMBER
8 -18333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2004 AND ENDING October 31, 2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CIBC World Markets Corp. and subsidiaries
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rubacky 212-667-5831
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, *Paul I Rubacky*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *CIBC World Markets Corp.*, as of *October 31*, 20*05*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ERIC M. YEE
Notary Public State of New York
No. 02YE6018246
Qualified in Queens County
Commission Expires 1/11/07

Notary Public

Signature

Vice President & Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
SECTION
2005
213

Consolidated Statement of Financial Condition

CIBC World Markets Corp. and subsidiaries

Year ended October 31, 2005
with Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders' of
CIBC World Markets Corp. and subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and subsidiaries (the "Company") as of October 31, 2005. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and subsidiaries at October 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

December 21, 2005

CIBC World Markets Corp. and subsidiaries

Consolidated Statement of Financial Condition

October 31, 2005
(000's omitted, except for share and par value information)

Assets	
Cash	$ 45,157
Securities purchased under resale agreements	5,878,597
Securities borrowed	2,410,765
Receivable from broker-dealers and clearing organizations	200,739
Receivable from customers, net	816,057
Securities owned, at fair value, including $419,668 of securities pledged	1,374,567
Due from affiliates – income taxes	329,753
Other assets	140,227
Total assets	$11,195,862
Liabilities and shareholders' equity	
Liabilities:	
Securities sold under repurchase agreements	$ 3,450,221
Securities loaned	3,236,967
Payable to broker-dealers and clearing organizations	270,587
Payable to customers	63,760
Securities sold, not yet purchased, at fair value	2,112,806
Accrued employee compensation and benefits	258,237
Other liabilities and accrued expenses	255,430
	9,648,008
Commitments and Contingencies *(Notes 8 and 10)*	
Liability subordinated to claims of general creditors	1,045,500
Shareholders' equity:	
Common stock, par value $0.25 per share; 6,800 shares authorized; 6,758 shares issued and outstanding	1,690
Additional paid-in capital	914,831
Accumulated deficit	(414,092)
Accumulated other comprehensive loss	(75)
	502,354
Total liabilities and shareholders' equity	$11,195,862

See notes to consolidated statement of financial condition.

1. Organization and Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). The Company is a subsidiary of CIBC World Markets Holdings, Inc. ("Holdings"). Holdings is a wholly owned subsidiary of CIBC Delaware Holdings Inc. ("DHI"). DHI is a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada.

All intercompany balances have been eliminated upon consolidation.

Nature of Business

The Company provides clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a dealer in securities. In addition, the Company is a primary dealer in U.S. government securities.

Customer Securities and Commodities Transactions

Customers' securities and commodities transactions are recorded on a settlement date basis. Securities and commodities transactions of the Company are recorded on a trade-date basis. The Company executes trades for customers on both an agency or principal basis.

Proprietary Trading

Securities owned and securities sold, not yet purchased, are valued at fair value. The fair values of trading positions are generally based on quoted market prices.

All financial and commodity derivative instruments held for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that

1. Organization and Significant Accounting Policies (continued)

Proprietary Trading (continued)

consider time value and volatility factors underlying these instruments and other economic measurements. Where appropriate, fair value estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of those derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Receivable from/Payable to broker-dealers and clearing organizations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. The Company's policy is to take possession of securities purchased under agreements to resell. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

Securities sold under agreements to repurchase and securities purchased under agreements to resell with the same counterparty are reported net if the conditions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, are met.

1. Organization and Significant Accounting Policies (continued)

Securities Lending Transactions

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. The Company monitors the market value of the securities borrowed and loaned on a daily basis and calls for additional collateral when appropriate.

Collateral

The Company accepts and pledges collateral in connection with secured financing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged and requests additional collateral where deemed appropriate.

Collateral accepted under reverse repurchase agreements, securities borrowing agreements and margin lending agreements is used to cover short positions, to enter into secured financing transactions and to satisfy reserve requirements under SEC Rule 15c3-3 and deposit requirements with clearing organizations.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided on a straight-line basis over their useful lives. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

1. Organization and Significant Accounting Policies (continued)

Intangible Assets

The Company uses purchase method accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and if impaired are written down to fair value. For the year ended October 31, 2005, there were no impairment charges against goodwill and intangible assets as a result of this review.

Use of Estimates

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ materially from these estimates.

Currency Translation

Assets and liabilities of foreign subsidiaries are translated at year-end currency exchange rates. Adjustments that result from translating foreign currency financial statements, net of related tax effects, are reported separately in shareholders' equity as accumulated other comprehensive loss on the consolidated statement of financial condition.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

Income tax expense is provided using the liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

The Company's federal taxable income is included in the consolidated federal taxable income of DHI. In accordance with its tax sharing agreement with DHI, each member of the consolidated group calculates its tax liability or benefit on a stand-alone basis. If the result of the calculation is a tax liability, the Company will pay such amount to DHI. If the result of the calculation is a tax benefit, DHI will pay the Company its proportionate share of the tax benefit realized by the DHI consolidated filing group as a result of including the Company's net loss. Where state income tax laws do not permit consolidating or combined income tax returns, applicable state income tax returns are filed and payment remitted directly to the state taxing authority. The Company's liability or benefit for income taxes is settled when the consolidated tax return is filed.

2. Cash

Cash represents funds deposited with financial institutions that can be withdrawn and federal funds sold overnight. Substantially all cash is on deposit with major money center banks.

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2005 are as follows:

Receivable from broker-dealers and clearing organizations:	
Clearing organizations	$ 95,710
Securities failed to deliver	44,782
Receivable from Oppenheimer	20,290
Other	39,957
	$ 200,739
Payable to broker-dealers and clearing organizations:	
Clearing organizations	$ 48,819
Securities failed to receive	179,560
Fair value of over the counter derivatives	16,209
Other	25,999
	$ 270,587

The Company has recorded a note receivable from Oppenheimer & Co. Inc. ("Oppenheimer") for deferred installment payments resulting from the sale of the US Wealth Management Division to Oppenheimer in January 2003.

Securities failed to deliver and securities failed to receive are substantially short-term in nature, thus their carrying amounts are a reasonable estimate of fair value.

4. Securities Purchased under Agreements to Resell

At October 31, 2005, the fair value of collateral accepted under reverse repurchase agreements, in securities borrow transactions and for customer margin loans was $9,964,007 of which $9,305,700 was sold or re-pledged.

Securities purchased under agreements to resell with a market value of $70,000 have been segregated in a special reserve account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

5. Receivable from and Payable to Customers

Balances receivable from customers are generally collateralized by marketable securities. Balances payable to customers primarily represent amounts payable against receipts of marketable securities.

Receivable from customers is net of an allowance for doubtful accounts of $46 as of October 31, 2005.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of October 31, 2005 consist of the following (at fair value):

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government and agency obligations	$ 643,453	$ 1,630,159
Canadian government and provincial obligations	211,990	196,797
State and municipal obligations	144	448
Corporate bonds	452,790	169,367
Stocks and warrants	64,856	114,800
Options	1,334	1,235
	$ 1,374,567	$ 2,112,806

7. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, repurchase and reverse repurchase agreements, securities borrowed and loaned, trade execution and custodial services, services related to investment banking and occupancy costs related to space leased by affiliates.

The following amounts related to transactions with CIBC and affiliates are included in the accompanying consolidated statement of financial condition:

Assets	
Securities purchased under agreements to resell	$ 4,084,649
Securities borrowed	9,471
Receivable from broker-dealers and clearing organizations	11,334
Receivable from customers	767,165
Other assets	10,539
Liabilities	
Securities sold under agreements to repurchase	1,263,938
Securities loaned	1,117,206
Payable to broker-dealers and clearing organizations	17,803
Payable to customers	1,295
Other liabilities and accrued expenses	45,118
Liabilities subordinated to the claims of general creditors	1,045,500

The Company has pledged securities with a fair value of $889,227 to an affiliate against securities borrowed from an affiliate with a fair value of $882,265. These amounts are not reflected on the Consolidated Statement of Financial Condition. The Company has entered into interest rate swap agreements with affiliates which have a notional value of $75,471 and a fair value of $16,209 included in Payable to Broker-Dealers and Clearing Organizations.

8. Liability Subordinated to Claims of General Creditors

Liability subordinated to claims of general creditors as of October 31, 2005, consists of the following:

Subordinated loan due July 2011	$ 1,045,500

In December 2004, the Company refinanced two maturing subordinated loans with one subordinated loan of $396,000 expiring December 2009. In June 2005, the Company refinanced all existing subordinated loans into a single subordinated loan of $1,045,500 maturing July 2011. At October 31, 2005, the carrying value of the liability subordinated to claims of general creditors approximates its fair value on the consolidated statement of financial condition.

The subordinated loan maturing July 2011 bears interest at the three-month LIBOR rate plus seventy-five basis points per annum. Additionally, the Company has revolving subordinated loan facilities which represent commitments by an affiliate to lend the Company a maximum of $600,000. These committed facilities expire $300,000 September 15, 2009 and $300,000 September 15, 2010, respectively and were not utilized as of October 31, 2005. The Company is not charged a fee for unutilized commitments.

The liability subordinated to claims of general creditors is subordinated to all existing and future claims of all non-subordinated creditors of the Company and has been approved as regulatory capital and constitutes part of the Company's net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC and CFTC.

9. Income Taxes

As of October 31, 2005, the amount due from DHI that pertained to income taxes was $329,753 which is recorded as Due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in the amounts due from DHI are deferred taxes of $261,801 that pertain to temporary differences recognized in accordance with SFAS 109. The principal temporary differences that give rise to the Company's deferred tax assets are net operating losses, reserves for contingencies, deferred compensation, charitable contribution carryovers and goodwill.

9. Income Taxes (continued)

As of October 31, 2005, the Company has available federal and state net operating loss ("NOL") carryforwards of $243,438 and $586,896, respectively. The utilization of the federal losses is subject to limitations under federal income tax laws, and will expire, if not utilized, in varying amounts beginning in 2022. The state losses were generated in various jurisdictions and their utilization is subject to limitations under various state income tax laws. The state losses, if not utilized, will expire in varying amounts beginning in 2021.

The Company has recorded a valuation allowance of $17,477 against deferred tax assets attributable to net operating losses arising from the New York State and New York City combined group. The Company believes that the valuation allowance is sufficient based on all available evidence, and that it is more likely than not that the remaining deferred tax assets will be realized prior to their expiration.

10. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space under non-cancelable operating leases expiring on various dates between 2006 and 2015. At October 31, 2005, aggregate minimum rental commitments for non-cancelable leases are as follows:

Year ending October 31,

2006	$	33,036
2007		9,327
2008		9,184
2009		8,807
2010		7,856
2011 and thereafter		11,533
	$	79,743

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

10. Commitments and Contingencies (continued)

At October 31, 2005, the Company remained primarily liable for minimum rental commitments of $60,584 for leases on premises that have been surrendered to the landlord or subleased to a third party tenant. The Company's commitment on these leases expires on various dates between 2006 and 2011. The Company expects to receive $43,367 which represents the minimum amount due from third party tenants on non-cancelable subleases through 2011.

Assigned Lease Commitments

In connection with the sale of its US Wealth Management Division to Oppenheimer, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2005, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year ending October 31,

2006	$	8,101
2007		7,009
2008		5,598
2009		4,336
2010		3,923
2011 and thereafter		15,441
	$	44,408

Other Commitments

At October 31, 2005, the Company had outstanding commitments to make payment against early call redemptions, to borrow securities and to fund investments in partnerships of approximately, $1,755, $2,350 and $9,720, respectively.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against the Company and its subsidiaries. There exists an inherent difficulty in predicting the outcome of such matters, but based on current knowledge and consultation with legal counsel, the Company does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on its consolidated financial position. However, the outcome of any particular matter may be material to the Company's operating results for a particular period. The Company regularly assesses the adequacy of its contingent liabilities accrual.

10. Commitments and Contingencies (continued)

Hedge funds
During the year, the Company and certain affiliates reached settlements with the SEC and the Office of the New York State Attorney General regarding their investigations relating to financing and brokerage services provided by the Company and certain affiliates to certain hedge funds that engaged in mutual fund market timing. Pursuant to those settlements, without admitting or denying liability, the Company and certain affiliates paid a fine of $25 million and disgorged profits of $100 million, all of which will be distributed to the affected parties.

In addition, the Company, certain affiliates and a former CIBC employee were named as defendants in a number of class and derivative actions, brought on behalf of certain alleged affected parties who were shareholders of several families of mutual funds, claiming that CIBC knew or recklessly disregarded the fact that its hedge fund clients were engaging in deceptive market timing and late trading of mutual fund shares. CIBC successfully moved to dismiss a majority of these actions. The court has yet to rule on CIBC's motion to dismiss the remaining actions, which are consolidated before the U.S. District Court for the District of Maryland.

Enron
During the year ended October 31, 2005, certain Enron litigation matters facing the Company, CIBC and certain of its affiliates, primarily *Newby, et al. v. Enron Corp., et al.*, and the *Megaclaims* bankruptcy court action, were settled by CIBC. These settlements are both subject to court approval. CIBC agreed to pay $2.4 billion plus interest to settle *Newby.* The *Megaclaims* action was settled with CIBC agreeing to pay $250 million, and in exchange for an additional $24 million, Enron will allow the inclusion of approximately $81 million in claims filed against the Enron bankruptcy estate and CIBC will agree to subordinate approximately $42 million in other claims. In connection with the settlements, all actions and claims against the Company, CIBC and its affiliates have been dismissed, settled and released.

The legal obligation to pay these settlements rests solely with CIBC and, does not extend to any of its subsidiaries. CIBC believes that these settlements, based on the wealth of CIBC, were reached to protect the global franchise and are not particularly attributable to the operations of any of its subsidiaries and is not requesting reimbursement from its subsidiaries and affiliates.

11. Employee Benefit Plans

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code.

12. Postretirement Benefits

The Company, through a plan administered by an affiliate, currently provides certain health care and life insurance benefits to eligible retired employees and accounts for such benefits under SFAS No. 106, *"Employers Accounting for Postretirement Benefits Other Than Pensions"("SFAS No.106").* SFAS No. 106 requires the accrual of the expected costs of providing these benefits during the years that the employee renders the necessary service.

The Company, other affiliates and U.S. employees of CIBC participate in CIBC's noncontributory defined benefit plan (the "Pension Plan").

The Pension Plan benefit payment formula is generally based upon retired employees' length of service and a percentage of qualifying compensation during the final years of employment. The affiliate's funding policy is to contribute the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those reasonably expected to be earned by employees in the future.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Consolidated Statement of Financial Condition at the October 31, 2005 fair value of the securities. The Company will incur a loss if the market price of the securities increases subsequent to October 31, 2005.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients, to manage its exposure to market risks and in connection with its normal proprietary trading activities. These transactions include the purchase and sale of forward, future and commodity contracts, when issued securities and the

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

writing of exchange-traded and over-the-counter options. Each of these transactions contains varying degrees of off-balance sheet risk.

Risks arise in financial futures, forward contracts, commodity contracts and when issued securities from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

The contractual or notional amounts of these instruments as of October 31, 2005 are set forth below:

Derivative contracts:

Financial futures contracts:	
Commitments to purchase	$3,673,400
Commitments to sell	1,575,900
Exchange-traded and over-the-counter options:	
Securities and stock indices purchased	23,029
Securities and stock indices written	23,122
Interest rate contracts:	
Interest rate swaps purchased	75,471

Derivative financial instruments are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of derivative financial instruments at October 31, 2005 is included in receivable from and payable to broker-dealers and clearing organizations for financial futures contracts and commodity contracts, and securities owned and securities sold, not yet purchased at fair value for equity options.

The notional or contractual amounts above do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

The notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract. The Company's exposure to credit risk associated with these contracts is the replacement cost of these contracts.

13. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

As agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing transactions such as bank loans, securities loaned and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company in the event of a default of the counterparty. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities at current market prices in order to return them to the customer.

As general partner, the Company is contingently liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. In the opinion of the Company, such liabilities, if any, for the obligations of the partnerships will not in the aggregate have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings.

The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

14. Net Capital Requirements

As a registered broker-dealer and member firm of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the SEC Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As a Futures Commission Merchant regulated by the CFTC, the Company is subject to the risk-based minimum capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and overseas. In the United States, the Company is required to maintain "adjusted net capital" equivalent to $250 or 4% of the non-customer risk maintenance margin requirement as defined by the CFTC, whichever is greater.

As of October 31, 2005, the Company's net capital under the Uniform Net Capital Rule was $988,622 and the amounts in excess of 2% and 5% of aggregate debit items were $963,042 and $924,671, respectively.